FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2015

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Second quarter, year ending March 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 5, 2015	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Connecting Markets East & West

Consolidated Results of Operations

Second quarter, year ending March 2016

(US GAAP)

Nomura Holdings, Inc.

October 2015 © Nomura

Outline

Presentation Financial Supplement

Executive summary (p. 2-3) Consolidated balance sheet (p.17)

Overview of results (p. 4) Value at risk (p.18)

Business segment results (p. 5) Consolidated financial highlights (p. 19)

Retail (p. 6-7) Consolidated income (p. 20)

Asset Management (p. 8-9) Main revenue items (p. 21)

Wholesale (p. 10-12) Consolidated results: Income (loss) before income taxes by segment and region (p. 22)

Non-interest expenses (p. 13)

Segment “Other” (p.23)

Robust financial position (p. 14)

Retail related data (p. 24-27)

Funding and liquidity (p. 15)

Asset Management related data (p. 28-29)

Wholesale related data (p. 30-31)

Number of employees (p. 32)

Executive summary

Highlights: FY2015/16 1H

Income before income taxes: Y125.9bn (+0.2% YoY); Net income1: Y115.3bn (+59% YoY) Second highest 1H net income since reporting under US GAAP started in FY2001/02

Net revenue: Y760.6bn; Income before income taxes: Y125.9bn; Net income1: Y115.3bn; ROE2: 8.4%; EPS3: Y31.26

All business divisions reported higher net revenue and income before income taxes YoY

Retail

Solid progress in transforming business model

2Q annualized recurring revenue of Y78.3bn, up approx. 30% YoY

Asset Management

AuM of Y40trn represents steady increase from September last year (Y34.8trn)

Continued inflows into both investment trust and investment advisory businesses (Oct 2014 – Sep 2015: +Y5.8trn)

Wholesale

Equities and Investment Banking performance offset a slowdown in Fixed Income

Continue to work on improving profitability; Costs declined YoY on a USD basis

Dividend per share: Y10

(1) Net income attributable to Nomura Holdings shareholders. 2 (2) Calculated using annualized net income for each period.

(3) Diluted net income attributable to Nomura Holdings shareholders per share.

Executive summary

NOMURA

Highlights: FY2015/16 2Q

- **Net revenue, income before income taxes, and net income declined at Group level as sudden corrections in equity markets and credit spread widening impacted performance of three business segments**
  - Net revenue: Y336.6bn; Income before income taxes: Y19.9bn; Net income[1]: Y46.6bn; ROE[2]: 6.7%; EPS[3]: Y12.63

- **Three business segment income before income taxes (Y53.8bn), down 35% QoQ**

  Retail
  - Investors sitting on sidelines due to sudden market corrections in mid August; Slow quarter for investment trusts and secondary market for stocks

  Asset Management
  - Revenues impacted by non-recurrence of dividend income booked last quarter and a decline in assets under management due to market factors

  Wholesale
  - Equities revenues were down from the strong 1Q, while Fixed Income revenues remained roughly unchanged QoQ
  - Investment Banking revenues increased on the back of revenue growth in Japan

- **Extraordinary factors**
  - Banca Monte dei Paschi di Siena SpA settlement (negative impact of approx. Y35bn)
  - Booked deferred tax assets due to decision to wind up a specified subsidiary based in EMEA (Nomura Capital Markets Limited) (tax expenses declined) (approx. Y54bn)

Income before income taxes and net income[1]

Group-wide (billions of yen)



Income before income taxes
Net income
51.7
74.0
116.1
105.0
106.0
19.9
19.9
52.9
70.0
82.0
68.7
46.6
FY2014/15
FY2015/16
1Q
2Q
3Q
4Q
1Q
2Q

Three segment income before income taxes



Wholesale
Asset Management
Retail
45.6
68.9
60.3
101.4
82.3
53.8
FY2014/15
FY2015/16
1Q
2Q
3Q
4Q
1Q
2Q

(1) Net income attributable to Nomura Holdings shareholders.
(2) Calculated using annualized net income for each period.
(3) Diluted net income attributable to Nomura Holdings shareholders per share.

3

Overview of results

Highlights

(billions of yen, except EPS and ROE)

FY2015/16 FY2015/16

QoQ YoY YoY

2Q 1H

Net revenue 336.6 -21% -10% 760.6 +2%

Non-interest expenses 316.7 -0.4% +6% 634.7 +3%

Income before income taxes 19.9 -81% -73% 125.9 +0.2%

Net income1 46.6* -32% -12% 115.3 +59%

EPS2 Y12.63 -32% -11% Y31.26 +62%

ROE3 6.7% 8.4%

*Booked deferred tax assets due to decision to wind up a specified subsidiary based in EMEA (Nomura Capital Markets Limited) (tax expenses declined) (approx. Y54bn)

(1) Net income attributable to Nomura Holdings shareholders.

(2) Diluted net income attributable to Nomura Holdings shareholders per share. 4 (3) Calculated using annualized net income for each period.

Business segment results

Net revenue and income before income taxes

FY2015/16 FY2015/16

(billions of yen) QoQ YoY YoY

2Q 1H

Net Retail 115.7 -12% -2% 246.3 +10%

revenue Asset Management 22.9 -15% +5% 49.8 +11%

Wholesale 192.9 -6% +1% 398.1 +5%

Subtotal 331.4 -9% +0.4% 694.2 +7%

Other* 16.1 -69% -61% 68.3 -23%

Unrealized gain (loss) on investments in -10.9

equity securities held for operating purposes —— -1.9 —

Net revenue 336.6 -21% -10% 760.6 +2%

Income Retail 36.7 -28% -5% 87.6 +24%

before

income Asset Management 8.4 -28% +8% 20.2 +25%

taxes Wholesale 8.6 -56% -61% 28.3 +1%

Subtotal 53.8 -35% -22% 136.1 +19%

Other * -23.0 —— -8.3 —

Unrealized gain (loss) on investments in -10.9

equity securities held for operating purposes —— -1.9 —

Income before income taxes 19.9 -81% -73% 125.9 +0.2%

*Other” (2Q) includes: Gain on changes to own and counterparty credit spreads (Y3.5bn vs gain of Y4bn in 1Q)

Banca Monte dei Paschi di Siena SpA settlement

5

Retail

Net revenue and income before income taxes

(billions of yen)

FY2014/15 FY2015/16

QoQ YoY

2Q 3Q 4Q 1Q 2Q

Net revenue 117.9 128.8 122.9 130.7 115.7 -12% -2%

Non-interest expenses 79.1 78.3 82.0 79.8 78.9 -1% -0.2%

Income before income taxes 38.9 50.5 40.9 50.9 36.7 -28% -5%

Key points

Net revenue: Y115.7bn (-12% QoQ; -2% YoY)

Income before income taxes: Y36.7bn (-28% QoQ; -5% YoY)

Net revenue and income before income taxes both down QoQ; Investors sitting on sidelines following sudden market corrections in mid August

Investment trusts and secondary market stocks were weak

Continue to transform business model

Providing solutions based on client interviews and following up with existing clients

Client franchise Sep/2Q Jun/1Q

Retail client assets Y103.0trn Y113.4trn

Accounts with balance 5.37m 5.32m

NISA account applications 1.59m 1.56m

Net inflows of cash and securities1 Y94.7bn Y351.7bn

Total sales2

(billions of yen)

Stocks Bonds Investment trusts Discretionary investment, Insurance products

4,000 3,000 2,000 1,000

0 FY2014/15 FY2015/16

2Q 3Q 4Q 1Q 2Q

(1) Cash and securities inflows minus outflows, excluding regional financial institutions.

(2) Retail channels only. (3) Retail channels, Net & Call, and Hotto Direct.

Total sales2 up 2% QoQ

Stocks: +32% QoQ

Contributions from primary deals (primary stock subscriptions3: Y595.3bn)

Secondary market stock sales declined

Investment trusts: -35% QoQ

Wait-and-see stance of investors intensified, while investment trust sales volumes remained low

Bond sales of Y349.0bn, down 8% QoQ

Softer contribution from primary deals

Foreign bond sales slow given low interest rate environment and concerns over Fed lift-off

Discretionary investments and insurance sales down 17% QoQ

6

Retail: Progress in business model transformation

Recurring revenue

(billions of yen)

90.0

78.0 78.3

FY2015/16 recurring revenue 72.0 target (Y69.6bn)

70.0

60.4

65.7 Recurring revenue (annualized, adjusted basis)

50.0

FY2014/15 FY2015/16

2Q 3Q 4Q 1Q 2Q

Conducting client interviews to provide asset panning and life planning services

Annualized recurring revenue of Y78.3bn as discretionary investments expanded on steady net inflows but up only slightly QoQ due mainly to market factors

Robust sales of insurance products by meeting clients’ inheritance and cash flow needs

2Q 1Q

Recurring revenue Y19.7bn Y19.4bn

Discretionary investment net inflows1 Y284.2bn Y361.8bn

Investment trust net inflows1 Y14.1bn Y239.8bn Sales of insurance products2 Y115.9bn Y133.9bn

Assets under management of discretionary investments

(billions of yen)

1,927.5

2,000 Quarterly discretionary investment net inflows1

1,694.7

284.2 1,500 1,338.0 361.8

978.3 347.5

1,000

558.6 374.6

500 242.6

0

FY2014/15 FY2015/16

2Q / Sep 3Q / Dec 4Q / Mar 1Q / Jun 2Q / Sep

Insurance sales2

(billions of yen)

150.0 133.9

115.9 101.1 104.0 100.0 84.8

50.0

0.0

FY2014/15 FY2015/16

2Q 3Q 4Q 1Q 2Q

(1) Retail channels and Japan Wealth Management group. 7 (2) Retail channels only.

Asset Management

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2014/15			FY2015/16		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Net revenue	21.7	23.4	23.9	26.9	**22.9**	-15%	+5%
Non-interest expenses	13.9	14.1	17.2	15.2	**14.4**	-5%	+4%
Income before income taxes	7.8	9.3	6.7	11.7	**8.4**	-28%	+8%

Assets under management



(trillions of yen)
Assets under management (net)[1]
Assets under management (gross)[2]
34.8
42.7
37.7
46.0
39.3
47.5
41.4
49.4
40.0
46.6
FY2014/15
FY2015/16
Sep
Dec
Mar
Jun
Sep

Key points

- Net revenue: Y22.9bn (-15% QoQ; +5% YoY)
- Income before income taxes: Y8.4bn (-28% QoQ; +8% YoY)
  - Net revenue and income before income taxes both down QoQ; Although expenses were contained due to lower assets under management, dividend income was not booked in 2Q and investment trust assets under management declined due to market factors
  - Net assets under management of Y40trn on significant inflows into investment advisory business and ETFs
  - Share of public investment trust market increased on continued inflows into ETFs and discretionary investments despite market downturn

Investment trust business

- Inflows into ETFs, Japan stock funds, products for discretionary investments, and privately placed funds for regional financial institutions
- Listed three ETFs on Tokyo Stock Exchange: JPX-Nikkei 400 Leveraged Index ETF, JPX-Nikkei 400 Inverse Index ETF, JPX-Nikkei 400 Double Inverse Index ETF

	2Q net inflows
– Nomura Templeton Total Return	Y78.6bn
– Nomura Japan High Dividend Stock Premium	Y33.7bn
– Nomura Japan Brand Stock Investment Fund	Y28.7bn

Investment advisory and international business

- Won a number of mandates for foreign bonds from major Japanese public pension fund
- Increasing mandates in Latin America where UCITS[3] funds can be leveraged

(1) *Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital. Nomura Asset Management took over Nomura Funds Research and Technologies' institutional investor advisory related business on July 1, 2015.*
(2) *Assets under management (gross) of above four companies.*
(3) *Undertakings for Collective Investment in Transferable Securities (UCITS) is the main European framework covering collective investment schemes investing in transferable securities.*

8

NOMURA

Asset Management: ETF growth

Assets under management (net)[1] by business



(trillions of yen)
Investment trust business
Investment advisory business
50.0
40.0
30.0
20.0
10.0
0.0
34.8
11.3
23.5
37.7
11.9
25.8
39.3
12.3
27.0
41.4
12.8
28.6
40.0
13.2
26.8
FY2014/15
FY2015/16
Sep
Dec
Mar
Jun
Sep

Nomura Asset Management public investment trust market share[2]



26.0%
24.0%
22.0%
20.0%
23.1%
23.7%
24.0%
24.6%
24.9%
FY2014/15
FY2015/16
Sep
Dec
Mar
Jun
Sep

Investment trust business flow of funds[3]



(billions of yen)
Investment trust business (excl. ETFs)
MRF, MMF, etc.
Other investment trust (excl. ETFs)
ETF
1,500
1,000
500
0
-500
-1,000
789
90
826
298
464
477
944
308
-398
1,294
FY2014/15
FY2015/16
2Q
3Q
4Q
1Q
2Q

ETF growth

- Continued growth of AuM, driven by growing investor demand for ETFs
- Mkt. share of nearly 50% in Japan
- Ranked #6[4] in global ETF market and focused on growing global market share by leveraging UCITS[5] ETFs listed on London Stock Exchange



(trillions of yen)
AuM
Domestic share
10
8
6
4
2
0
50%
40%
30%
20%
10%
0%
46%
49%
48%
47%
49%
4.5
5.2
6.2
6.8
7.0
Sep
Dec
Mar
Jun
Sep
2014
2015

(1) Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.

(2) Source: The Investment Trusts Association, Japan. (3) Based on net assets under management. (4) Source: State Street Global Advisors "Global ETF Snapshot" (Aug 2015). (5) See footnote (3) on previous page.

9

Wholesale

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2014/15			FY2015/16		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Global Markets	168.1	149.7	199.0	176.2	**158.7**	-10%	-6%
Investment Banking	22.5	29.2	32.4	29.0	**34.2**	+18%	+52%
Net revenue	190.6	178.9	231.5	205.2	**192.9**	-6%	+1%
Non-interest expenses	168.4	178.5	177.7	185.5	**184.3**	-1%	+9%
Income before income taxes	22.2	0.5	53.8	19.7	**8.6**	-56%	-61%

Net revenue by region

(billions of yen)



250.0
200.0
150.0
100.0
50.0
0.0
46.1
47.7
31.6
65.1
32.7
26.8
41.2
78.3
56.2
65.6
33.1
76.5
59.2
40.8
31.5
73.7
44.8
55.4
26.4
66.2
Americas
EMEA
AEJ
Japan
FY2014/15
FY2015/16
2Q
3Q
4Q
1Q
2Q

Key points

- Net revenue: Y192.9bn (-6% QoQ; +1% YoY)
- Income before income taxes: Y8.6bn (-56% QoQ; -61% YoY)

- Net revenues and income before income taxes both down QoQ
  - In Global Markets, Equities slowed from a strong 1Q, while Fixed Income revenues were in line with last quarter due to weak performance in Credit and Securitized Products
  - Investment Banking revenues increased on revenue growth in Japan

Net revenue by region (QoQ; YoY)

- Japan:Y66.2bn (-10%; +2%)
  - Fixed Income slowed QoQ due mainly to Rates and Credit
  - ECM business contributed to revenue growth in Investment Banking

- EMEA: Y55.4bn (+36%; +16%)
  - Fixed Income reported stronger revenues QoQ across all products, while performance in Equities was subdued
  - Investment Banking saw resilient performance in M&A completed deals and Solutions business

- Americas: Y44.8bn (-24%; -3%)
  - Fixed Income had a soft quarter as credit spreads widened and client activities slowed
  - Equities saw increased client revenues primarily in the Execution Services business

- AEJ: Y26.4bn (-16%; -17%)
  - Equities slowed, while Fixed Income rebounded driven by FX business

10

NOMURA

Wholesale: Global Markets

Net revenue[1]


(billions of yen)
Equities
Fixed Income
168.1
63.7
104.4
149.7
74.7
75.0
199.0
81.7
117.4
176.2
92.1
84.1
158.7
75.5
83.2
QoQ
-10%
YoY
-6%
FY2014/15
FY2015/16
2Q
3Q
4Q
1Q
2Q

FY2015/16 2Q net revenue by region


YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
Americas
EMEA
AEJ
Japan
0% ~ ±5%
±5% ~ ±15%
±15% ~

- Americas: Equities booked stronger revenues on an uptick in trading volumes, while in Fixed Income resilience in Rates was weighed down by slowdown in Securitized Products and Credit
- EMEA: Equities revenues declined due to a slowdown in Derivatives, while Fixed Income reported higher revenues across all products
- AEJ: Fixed Income revenues increased on Emerging Market FX and Structured Credit, while Equities slowed from the strong previous quarter
- Japan: Fixed Income suffered amid uncertain market conditions

Key points

Global Markets

- Net revenue: Y158.7bn (-10% QoQ; -6% YoY)
  - Trading impacted by sudden corrections in global equities and widening of credit spreads
  - Client revenues remained steady despite decline in market volumes for most products

Fixed Income

- Net revenue: Y83.2bn (-1% QoQ; -20% YoY)
  - Slowdown in Securitized Products and Credit was offset by strong Rates and rebound in Emerging Market FX

Equities

- Net revenue: Y75.5bn (-18% QoQ; +19% YoY)
  - Trading performance declined primarily in Derivatives and revenues were down from the strong prior quarter

(1) Fixed Income and Equities figures in FY 2014/15 have been reclassified following a reorganization in April 2015.

11

NOMURA

Wholesale: Investment Banking

Net revenue



(billions of yen)
Investment Banking (gross)
40.7
52.7
57.3
49.7
63.1
Investment Banking (net)
Other
0.0
22.5
22.5
29.2
29.6
-0.4
2.5
32.4
29.9
29.0
29.1
-0.1
0.8
34.2
33.4
+18% QoQ
+52% YoY
FY2014/15
FY2015/16
2Q
3Q
4Q
1Q
2Q

Key points

- Net revenue: Y34.2bn (+18% QoQ; +52% YoY)
- Investment Banking (gross) revenue: Y63.1bn, highest since FY2009/10 3Q
  - Japan: Significantly higher revenues QoQ and YoY
    - ✓ Revenues driven by ECM; Won a number of mandates for foreign currency denominated bond issuances by Japanese corporates
    - ✓ Retained top spot on league tables (Market share: ECM 34.6%; DCM 33.9%)[1]
    - ✓ Revenues from Solutions business in Japan have grown to similar level as international business
  - International: Revenues declined QoQ due partly to seasonal factors, but increased YoY despite a decline in overall fee pool
    - ✓ Revenues driven by M&A completed transactions and M&A related multi-product transactions
    - ✓ Sponsors related business and SSA[1] focused DCM business both remained strong

Revenue diversification as all regions reported higher revenues in FY2015/16 1H



Investment Banking (gross) revenue
(billions of yen)
112.8
+34%
83.9
Japan
Inter-national
FY2014/15 1H
FY2015/16 1H

- **ECM revenues up significantly**
  - Japan: Collaborated across divisions to provide products tailored to client needs
  - Americas: Playing increasingly important role in deals and seeing an increase in mandates in areas where coverage strengthened such as healthcare
  - AEJ: Winning mandates for high-profile IPOs
- **Growth in M&A, ALF, Solutions revenues**
  - Revenue contributions by large M&A deals and M&A related multi-product transactions
  - Expansion of Solutions business
    - International: Providing currency and rates swaps, and insurance solutions
    - Japan: Supporting acquisition of treasury stock, sales of stock holdings and origination of variable annuities
- **Supporting bond issuances by European financial institutions and government entities**
  - #7 in global SSA debt league table[1]

12

(1) Source: Global SSA (sovereign, supranational, and agency bonds) debt league table: Dealogic; ECM: Thomson Reuters; DCM: Thomson DealWatch Japan All Debt (including self-funded); Jan – Sep 2015.

Non-interest expenses

Full year Quarter

(billions of yen)(billions of yen)

400

1,500

Other 329.6

1,257.4	308.9 318.0 316.7
1,195.5	299.8

Business development 1,200 300

expenses

Occupancy and related 900

depreciation 200

Information processing

and communications 600

Commissions and floor 100

brokerage 300

Compensation and

benefits

0 0

FY2014/15 FY2015/16

FY2013/14 FY2014/15 QoQ

2Q 3Q 4Q 1Q 2Q

Compensation and benefits 570.1 596.6 140.8 142.8 144.2 155.9 149.7 -4.0%

Commissions and floor brokerage 111.8 130.0 33.6 34.1 34.7 34.2 32.6 -4.7%

Information processing and communications 192.2 192.3 46.0 48.7 52.7 47.9 48.2 0.6%

Occupancy and related depreciation 80.1 76.1 18.2 19.2 20.1 18.7 19.2 2.4%

Business development expenses 38.5 35.2 9.1 9.0 9.2 8.3 8.5 1.5%

Other 202.8 227.2 52.1 55.0 68.6 52.9 58.5 10.7%

Total 1,195.5 1,257.4 299.8 308.9 329.6 318.0 316.7 -0.4%

Key points

Non-interest expenses: Y316.7bn (-0.4% QoQ)

Compensation and benefits (-4% QoQ) Compensation and benefits declined due to cost reductions and lower bonus provisions in line with performance

Other (+11% QoQ)

Increase in consolidated subsidiary expenses and charge on decommissioning of IT systems

13

NOMURA

Robust financial position

Balance sheet related indicators and capital ratios

	Mar 2015	Jun 2015	Sep 2015
■ Total assets	Y41.8trn	Y44.0trn	Y44.0trn
■ Shareholders' equity	Y2.7trn	Y2.8trn	Y2.8trn
■ Gross leverage	15.4x	15.8x	15.9x
Net leverage[1]	9.3x	9.7x	9.7x
■ Level 3 assets[2] (net)	Y0.3trn	Y0.4trn	Y0.3trn
■ Liquidity portfolio	Y6.1trn	Y6.2trn	Y6.2trn

(billions of yen)

Basel 3 basis		Mar 2015	Jun 2015	Sep 2015[2]
	Tier 1	2,459	2,530	2,502
	Tier 2	361	356	348
Total capital		2,820	2,886	2,850
RWA[3]		18,929	18,698	18,968
Tier 1 ratio		12.9%	13.5%	13.1%
Tier 1 common ratio[4]		12.9%	13.5%	13.1%
Total capital ratio		14.8%	15.4%	15.0%
Consolidated Leverage ratio[5]		3.82%	3.91%	3.96%
HQLA[6]		-	Y5.4trn	Y5.8trn
LCR[6]		-	182.3%	166.5%

Risk weighted assets[3] and Tier 1 ratio


(trillions of yen)
RWA (Basel 3) (lhs)
Tier 1 ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
20.0%
15.0%
10.0%
5.0%
0.0%
12.7%
12.5%
12.9%
13.5%
13.1%
12.6%
FY2014/15
FY2015/16
Sep
Dec
Mar
Jun
Sep
Fully loaded Basel 3 2019 applied to balance sheet at end Sep (estimate)

Level 3 assets[2] and net level 3 assets/Tier 1 capital


(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital
800
600
400
200
0
30%
20%
10%
0%
12%
12%
14%
14%
14%
FY2014/15
FY2015/16
Sep
Dec
Mar
Jun
Sep

(1) *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.* (2) *Preliminary.*
(3) *Credit risk assets are calculated using the internal model method.* (4) *Tier 1 common ratio is defined as Tier 1 capital minus minority interest divided by risk-weighted assets.*
(5) *Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).* (6) *Monthly average for each quarter.*

14

Funding and liquidity

Balance sheet structure

- Highly liquid, healthy balance sheet structure
  - 80% of assets are highly liquid trading and related assets[1] that are marked-to-market and matched to trading and related liabilities[1] through repos etc. (regionally and by currency)
  - Other assets are funded by equity and long-term debt, ensuring structural stability

Liquidity portfolio[2]

- Liquidity portfolio:
  - Y6.2trn, or 14% of total assets
  - Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period

Balance sheet
(As of Sep 2015)



Assets
Liabilities and equity
Trading assets and related[1]
Cash and cash deposits
Other assets
Trading liabilities and related[1]
Other liabilities
Short-term borrowings
Long-term borrowings
Total equity

Unsecured funding[2]

- More than 80% of unsecured funding is long-term debt
- Diversified sources of funding



Short-term debt 17%
Long-term debt due within 1yr, 9%
Long-term debt, 74% Average maturity 5.2 years[3]
International 30%
Japan 70%
Loans (incl. subordinated)
Euro MTN/Yen, retail bonds, etc.
Euro MTN/Other, wholesale bonds, etc.
Bank lending market
Retail market
Wholesale market
Breakdown of short-term/long-term debt
Long-term debt by region
Funding of long-term debt

(1) *Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.*
(2) *Definition differs from financial disclosures reflecting Liquidity Management's view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.*
(3) *Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.*

15

Financial Supplement

Consolidated balance sheet

(billions of yen) Mar 31, Sep 30, Increase Mar 31, Sep 30, Increase

2015 2015 (Decrease) 2015 2015 (Decrease)

Assets Liabilities

Total cash and cash deposits 2,097 2,848 751 Short-term borrowings 662 561 -101

Total payables and deposits 3,399 3,698 299

Total loans and receivables 2,948 3,300 351 Total collateralized financing 15,380 18,023 2,643

Trading liabilities 10,044 9,452 -592

Total collateralized agreements 16,720 17,137 418 Other liabilities 1,217 1,138 -79

Long-term borrowings 8,336 8,294 -43

Total trading assets1 and private 17,309 17,920 611 Total liabilities 39,038 41,165 2,127 equity investments

Total other assets 2,710 2,756 46 Equity

Total NHI shareholders’ equity 2,708 2,762 54

Noncontrolling interest 37 33 -4

Total assets 41,783 43,960 2,177 Total liabilities and equity 41,783 43,960 2,177

17

(1) Including securities pledged as collateral.

Value at risk

Definition From April 1, 2015 to September 30, 2015 (billions of yen)—99% confidence level—Maximum: 9.1—1-day time horizon for outstanding portfolio—Minimum: 3.5—Inter-product price fluctuations considered—Average: 5.2

(billions of yen) FY2013/14 FY2014/15 FY2014/15 FY2015/16

Mar Mar Sep Dec Mar Jun Sep

Equity 1.3 1.0 1.5 3.3 1.0 1.3 1.5

Interest rate 3.9 4.2 4.2 4.5 4.2 3.9 5.2

Foreign exchange 2.8 1.1 2.7 3.1 1.1 1.1 1.4

Sub-total 8.0 6.2 8.5 10.9 6.2 6.2 8.2

Diversification benefit -2.9 -1.6 -1.6 -1.2 -1.6 -2.4 -2.8

VaR 5.2 4.6 6.8 9.7 4.6 3.8 5.4

18

Consolidated financial highlights

Full year

(billions of yen)

300 8.9% 8.6% 9%

213.6 224.8

Net income attributable 200 6%

to NHI shareholders

ROE(%) 100 3%

0 0%

FY2013/14 FY2014/15

Net revenue 1,557.1 1,604.2

Income before income taxes 361.6 346.8

Net income attributable to Nomura Holdings, Inc.

(“NHI”) shareholders 213.6 224.8

Total NHI shareholders’ equity 2,513.7 2,707.8

ROE (%)1 8.9% 8.6%

Basic-Net income attributable to NHI 57.57 61.66

shareholders per share (yen)

Diluted-Net income attributable to NHI 55.81 60.03

shareholders per share (yen)

Total NHI shareholders’ equity per share (yen) 676.15 752.40

Quarter

(billions of yen)

12%

90 10.0%

9%

8.6%

60 7.3% 8.4%

5.7% 6%

82.0

30 70.0 68.7

52.9 46.6 3%

0 0%

FY2014/15 FY2015/16

2Q 3Q 4Q 1Q 2Q

373.8 425.0 434.5 424.0 336.6

74.0 116.1 105.0 106.0 19.9

52.9 70.0 82.0 68.7 46.6

2,561.1 2,714.4 2,707.8 2,783.3 2,761.7

5.7% 7.3% 8.6% 10.0% 8.4%

14.53 19.22 22.65 19.11 12.95

14.15 18.72 22.08 18.65 12.63

703.55 744.91 752.40 774.39 767.73

19

(1) Quarterly ROE is calculated using annualized year-to-date net income.

Consolidated income

Full year Quarter

(billions of yen) FY2014/15 FY2015/16

FY2013/14 FY2014/15

2Q 3Q 4Q 1Q 2Q

Revenue

Commissions 473.1 453.4 110.8 123.2 123.7 130.3 111.5

Fees from investment banking 91.3 95.1 20.6 28.8 25.8 24.5 44.9

Asset management and portfolio service fees 168.7 203.4 49.7 53.3 54.3 59.9 58.2

Net gain on trading 476.4 531.3 129.0 109.5 134.3 124.7 62.6

Gain (loss) on private equity investments 11.4 5.5 0.5 -0.2 5.5 1.2 0.6

Interest and dividends 416.3 436.8 108.8 115.6 107.5 113.6 111.5

Gain (loss) on investments in equity securities 15.2 29.4 2.9 11.8 8.4 9.2 -10.9

Other 179.5 175.7 28.5 65.6 50.5 44.9 39.6

Total revenue 1,831.8 1,930.6 450.8 507.6 510.0 508.4 417.9

Interest expense 274.8 326.4 77.0 82.6 75.5 84.4 81.3

Net revenue 1,557.1 1,604.2 373.8 425.0 434.5 424.0 336.6

Non-interest expenses 1,195.5 1,257.4 299.8 308.9 329.6 318.0 316.7

Income before income taxes 361.6 346.8 74.0 116.1 105.0 106.0 19.9

Net income attributable to NHI shareholders 213.6 224.8 52.9 70.0 82.0 68.7 46.6

20

Main revenue items

Full year Quarter

FY2014/15 FY2015/16

(billions of yen) FY2013/14 FY2014/15 2Q 3Q 4Q 1Q 2Q

Stock brokerage commissions 266.6 252.8 58.8 73.1 70.7 78.7 71.3

Other brokerage commissions 18.1 19.6 4.0 6.1 5.8 5.2 6.8

Commissions Commissions for distribution of investment trusts 157.8 134.3 37.5 32.6 33.6 34.3 22.0

Other 30.6 46.8 10.5 11.4 13.5 12.2 11.3

Total 473.1 453.4 110.8 123.2 123.7 130.3 111.5

Equity underwriting and distribution 34.8 28.8 5.9 10.2 6.9 7.4 30.8

Bond underwriting and distribution 15.2 20.4 5.8 3.8 6.1 4.6 3.3

Fees from M&A / financial advisory fees 23.7 24.6 4.7 8.8 5.6 7.7 7.5 investment banking Other 17.5 21.2 4.2 6.1 7.2 4.8 3.3

Total 91.3 95.1 20.6 28.8 25.8 24.5 44.9

Asset management fees 126.7 151.8 37.5 39.4 39.9 44.2 42.0

Asset management

and portfolio service Administration fees 23.9 32.6 7.6 9.1 9.4 10.7 11.3 fees Custodial fees 18.1 19.0 4.7 4.8 5.0 5.0 4.8

Total 168.7 203.4 49.7 53.3 54.3 59.9 58.2

21

Consolidated results: Income (loss) before income taxes by segment and region

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year FY2013/14	Full year FY2014/15	Quarter FY2014/15 2Q	FY2014/15 3Q	FY2014/15 4Q	FY2015/16 1Q	FY2015/16 2Q
Retail	192.0	161.8	38.9	50.5	40.9	50.9	**36.7**
Asset Management	27.1	32.1	7.8	9.3	6.7	11.7	**8.4**
Wholesale	111.8	82.2	22.2	0.5	53.8	19.7	**8.6**
Three Business segments total	330.9	276.1	68.9	60.3	101.4	82.3	**53.8**
Other	20.0	46.0	2.5	44.8	-4.0	14.7	**-23.0**
Segments total	350.9	322.1	71.4	105.1	97.4	97.0	**30.8**
Unrealized gain on investments in equity securities held for operating purposes	10.7	24.7	2.6	11.0	7.6	9.0	**-10.9**
Income before income taxes	361.6	346.8	74.0	116.1	105.0	106.0	**19.9**

Geographic information: Income (loss) before income taxes[1]

(billions of yen)	Full year FY2013/14	Full year FY2014/15	Quarter FY2014/15 2Q	FY2014/15 3Q	FY2014/15 4Q	FY2015/16 1Q	FY2015/16 2Q
Americas	29.5	-27.6	-6.8	-12.7	-14.2	-2.4	**-19.8**
Europe	-48.9	-23.5	2.0	-10.4	7.8	-9.7	**-35.2**
Asia and Oceania	-5.2	34.6	8.5	16.2	10.3	14.8	**9.2**
Subtotal	-24.7	-16.4	3.7	-7.0	3.9	2.7	**-45.8**
Japan	386.3	363.2	70.3	123.1	101.0	103.3	**65.6**
Income before income taxes	361.6	346.8	74.0	116.1	105.0	106.0	**19.9**

(1) Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended September 30, 2015). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.

22

Segment “Other”

Income (loss) before income taxes

Full year Quarter

(billions of yen)

50.0 46.0 44.8

40.0

30.0

20.0

20.0 14.7

10.0

2.5

0.0

-10.0 -4.0

-20.0

-30.0 -23.0

1 2 1 2 3 4 5

FY2014/15 FY2015/16

FY2013/14 FY2014/15 2Q 3Q 4Q 1Q 2Q

2Q 3Q 4Q 1Q 2Q

Net gain related to economic 17.4 15.1 2.2 6.4 -0.3 -2.6 1.1 hedging transactions

Realized gain on investments in equity 4.4 4.7 0.3 0.8 0.8 0.2 0.0 securities held for operating purposes

Equity in earnings of affiliates 28.6 42.2 8.0 18.2 12.6 13.8 9.1

Corporate items -38.8 -20.1 -8.4 -3.2 -5.5 -3.9 -40.0

Others 8.4 4.0 0.5 22.6 -11.5 7.2 6.9

Income (loss) before income taxes 20.0 46.0 2.5 44.8 -4.0 14.7 -23.0

23

Retail related data (1)

NOMURA

(billions of yen)	Full year		Quarter						
	FY2013/14	FY2014/15	FY2014/15			FY2015/16		QoQ	YoY
			2Q	3Q	4Q	1Q	2Q		
Commissions	297.2	258.9	66.7	69.8	67.7	73.8	**55.8**	**-24.3%**	**-16.3%**
Of which, brokerage commission	115.4	81.8	19.8	25.1	22.6	26.4	**20.0**	**-24.1%**	**1.5%**
Of which, commissions for distribution of investment trusts	155.4	134.9	37.6	32.8	33.7	34.9	**22.5**	**-35.5%**	**-40.3%**
Sales credit	106.1	106.4	25.9	30.0	25.4	26.0	**19.7**	**-24.5%**	**-24.2%**
Fees from investment banking and other	40.3	32.5	6.7	8.7	8.0	6.2	**16.6**	**166.8%**	**148.0%**
Investment trust administration fees and other	60.6	71.9	17.3	18.8	20.0	21.9	**22.0**	**0.8%**	**27.8%**
Net interest revenue	7.7	6.9	1.3	1.5	1.8	2.8	**1.5**	**-45.7%**	**13.3%**
Net revenue	511.9	476.5	117.9	128.8	122.9	130.7	**115.7**	**-11.5%**	**-1.9%**
Non-interest expenses	319.9	314.7	79.1	78.3	82.0	79.8	**78.9**	**-1.1%**	**-0.2%**
Income before income taxes	192.0	161.8	38.9	50.5	40.9	50.9	**36.7**	**-27.8%**	**-5.4%**
Domestic distribution volume of investment trusts[1]	10,146.4	9,478.5	2,380.2	2,516.7	2,336.3	1,975.3	**1,407.3**	**-28.8%**	**-40.9%**
Bond investment trusts	3,146.3	3,110.2	743.9	831.3	739.8	382.2	**298.7**	**-21.8%**	**-59.8%**
Stock investment trusts	6,201.4	5,445.1	1,402.8	1,405.4	1,372.4	1,378.9	**922.2**	**-33.1%**	**-34.3%**
Foreign investment trusts	798.7	923.1	233.6	280.0	224.1	214.2	**186.4**	**-13.0%**	**-20.2%**
Other									
Accumulated value of annuity insurance policies	2,033.1	2,401.7	2,206.2	2,305.2	2,401.7	2,531.4	**2,640.5**	**4.3%**	**19.7%**
Sales of JGBs for individual investors (transaction base)	1,037.0	380.6	95.4	84.0	47.8	53.7	**60.5**	**12.6%**	**-36.6%**
Retail foreign currency bond sales	1,595.6	1,255.7	276.3	361.1	254.4	257.9	**253.2**	**-1.8%**	**-8.3%**

(1) Excluding Net & Call and Hotto Direct.

24

Retail related data (2)

Retail client assets

(trillions of yen)

120 109.5 113.4

109.5 104.8 103.0

Other 99.3

100 91.7

Overseas mutual funds

80

Bond investment trusts

Stock investment trusts 60

Domestic bonds 40

Foreign currency bonds

20

Equities

0

FY2013/14 FY2014/15 FY2014/15 FY2015/16

Mar Mar Sep Dec Mar Jun Sep

Equities 53.2 67.2 58.1 62.2 67.2 70.2 62.3

Foreign currency bonds 6.3 6.3 6.5 6.7 6.3 6.1 5.6

Domestic bonds1 12.8 12.3 13.0 12.3 12.3 12.1 11.8

Stock investment trusts 9.1 10.3 9.9 10.5 10.3 10.4 8.8

Bond investment trusts 5.9 7.3 6.5 7.1 7.3 7.7 7.3

Overseas mutual funds 1.7 1.8 1.8 1.8 1.8 1.7 1.6

Other2 2.7 4.5 3.5 4.2 4.5 5.1 5.7

Total 91.7 109.5 99.3 104.8 109.5 113.4 103.0

(1) Including CBs and warrants. 25

(2) Including annuity insurance.

Retail related data (3)

Net inflows of cash and securities1

Full year Quarter

(billions of yen) (billions of yen)

1,500 1,000

1,076

997 485

1,000 500

352

177

95

500 0

-137

0 -500

FY2014/15 FY2015/16 FY2013/14 FY2014/15

2Q 3Q 4Q 1Q 2Q

(1) Cash and securities inflows minus outflows, excluding regional financial institutions. 26

Retail related data (4)

Number of accounts

(Thousands) FY2013/14 FY2014/15 FY2014/15 FY2015/16 Mar Mar Sep Dec Mar Jun Sep

Accounts with balance 5,182 5,294 5,250 5,276 5,294 5,316 5,366

Equity holding accounts 2,718 2,719 2,720 2,723 2,719 2,700 2,725

Nomura Home Trade /

4,012 4,216 4,103 4,154 4,216 4,270 4,337 Net & Call accounts

New Individual accounts / IT share1

Full year Quarter

(Thousands) FY2013/14 FY2014/15 FY2014/15 FT2015/16

2Q 3Q 4Q 1Q 2Q

New individual accounts 364 320 81 77 95 90 103

IT share1

No. of orders 58% 59% 60% 58% 60% 59% 60% Transaction value 33% 37% 37% 37% 39% 37% 40%

27

(1) Percentage of cash stock transactions conducted via Nomura Home Trade.

Asset Management related data (1)

NOMURA

(billions of yen)	Full year FY2013/14	Full year FY2014/15	Quarter FY2014/15 2Q	FY2014/15 3Q	FY2014/15 4Q	FY2015/16 1Q	FY2015/16 2Q	QoQ	YoY
Net revenue	80.5	92.4	21.7	23.4	23.9	26.9	**22.9**	**-15.1%**	**5.4%**
Non-interest expenses	53.4	60.3	13.9	14.1	17.2	15.2	**14.4**	**-4.8%**	**4.0%**
Income before income taxes	27.1	32.1	7.8	9.3	6.7	11.7	**8.4**	**-28.4%**	**7.7%**

Assets under management by company

(trillions of yen)	FY2013/14 Mar	FY2014/15 Mar	FY2014/15 Sep	FY2014/15 Dec	FY2014/15 Mar	FY2015/16 Jun	FY2015/16 Sep
Nomura Asset Management[1]	33.8	42.6	38.3	41.2	42.6	44.4	**42.8**
Nomura Funds Research and Technologies[1]	2.6	3.0	2.6	2.9	3.0	3.1	**2.1**
Nomura Corporate Research and Asset Management	1.6	1.7	1.6	1.6	1.7	1.7	**1.5**
Nomura Private Equity Capital	0.2	0.2	0.2	0.2	0.2	0.2	**0.2**
Assets under management (gross)[1,2]	38.2	47.5	42.7	46.0	47.5	49.4	**46.6**
Group company overlap[1]	7.4	8.2	7.9	8.3	8.2	8.0	**6.6**
Assets under management (net)[3]	30.8	39.3	34.8	37.7	39.3	41.4	**40.0**

(1) Nomura Asset Management took over Nomura Funds Research and Technologies' institutional investor advisory related business on July 1, 2015.
(2) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.
(3) Net after deducting duplications from assets under management (gross).

28

Asset Management related data (2)

Asset inflows/outflows by business1

Full year Quarter

(billions of yen) FY FY FY2014/15 FY2015/16 2013/14 2014/15 2Q 3Q 4Q 1Q 2Q

Investment trusts business 1,598 3,418 879 1,124 942 1,252 896 of which ETFs 882 843 90 298 477 308 1,294 Investment advisory business -520 50 -44 -46 113 38 1,446 Net asset inflow 1,078 3,469 835 1,078 1,055 1,290 2,342

Domestic public investment trust market and Nomura Asset Management marked share2

(trillions of yen) FY2013/14 FY2014/15 FY2014/15 FY2015/16 Mar Mar Sep Dec Mar Jun Sep

Domestic public stock investment trusts

Market 65.7 80.3 71.7 77.1 80.3 83.1 77.1 Nomura’s share (%) 19% 20% 19% 19% 20% 21% 21% Domestic public bond investment trusts Market 14.5 16.7 15.4 16.4 16.7 17.7 16.0 Nomura’s share (%) 42% 43% 43% 43% 43% 42% 43% ETF

Market 8.1 12.9 9.7 10.6 12.9 14.5 14.5

Nomura’s share (%) 49% 48% 46% 49% 48% 47% 49% 29

(1) Based on assets under management (net). (2) Source Investment Trusts Association, Japan.

Wholesale related data (1)

Wholesale

Full year Quarter

(billions of yen) FY2014/15 FY2015/16

FY2013/14 FY2014/15 QoQ YoY

2Q 3Q 4Q 1Q 2Q

Net revenue 765.1 789.9 190.6 178.9 231.5 205.2 192.9 -6.0% 1.2% Non-interest expenses 653.3 707.7 168.4 178.5 177.7 185.5 184.3 -0.7% 9.5% Income before income taxes 111.8 82.2 22.2 0.5 53.8 19.7 8.6 -56.1% -61.1%

Breakdown of Wholesale revenues

Full year Quarter

(billions of yen) FY2013/14 FY2014/15 FY2014/15 FY2015/16 QoQ YoY

2Q 3Q 4Q 1Q 2Q

Fixed Income1 385.4 396.9 104.4 75.0 117.4 84.1 83.2 -1.1% -20.3% Equities1 264.3 286.5 63.7 74.7 81.7 92.1 75.5 -18.1% 18.5% Global Markets 649.7 683.4 168.1 149.7 199.0 176.2 158.7 -9.9% -5.6% Investment Banking (Net) 97.4 104.7 22.5 29.6 29.9 29.1 33.4 14.7% 48.6% Other 18.0 1.8 0.0 -0.4 2.5 -0.1 0.8—23.3 x Investment Banking 115.4 106.5 22.5 29.2 32.4 29.0 34.2 18.1% 52.1% Net revenue 765.1 789.9 190.6 178.9 231.5 205.2 192.9 -6.0% 1.2%

Investment Banking (Gross) 184.3 193.8 40.7 52.7 57.3 49.7 63.1 26.9% 54.8%

30

(1) Fixed Income and Equities figures from FY2013/14 have been reclassified following a reorganization in April 2015.

Wholesale related data (2)

Private equity related investments

(billions of yen)

70

60 57.2 56.4 58.6 58.7

56.4

Terra Firma

50

45.6 44.6

Asia

40

Europe (excluding Terra 30 Firma)

Japan

20

10

0

FY2013/14 FY2014/15 FY2014/15 FY2015/16

Mar Mar Sep Dec Mar Jun Sep Japan 8.1 10.6 13.2 10.8 10.6 9.5 11.1

Europe (excluding Terra Firma) 22.6 19.9 19.3 20.7 19.9 8.7 6.8

Asia 1.9 2.1 1.9 2.1 2.1 2.1 2.0 Sub Total 32.6 32.6 34.4 33.5 32.6 20.3 19.9

Terra Firma 24.6 23.8 24.2 25.2 23.8 25.3 24.7 Total 57.2 56.4 58.6 58.7 56.4 45.6 44.6

31

Number of employees

FY2013/14 FY2014/15 FY2014/15 FY2015/16 Mar Mar Sep Dec Mar Jun Sep Japan (excluding FA) 14,149 14,144 14,391 14,290 14,144 14,722 14,575

Japan (FA) 1,888 1,829 1,853 1,853 1,829 1,848 1,806

Europe 3,461 3,485 3,530 3,539 3,485 3,492 3,494

Americas 2,281 2,449 2,421 2,445 2,449 2,439 2,514 Asia-Pacific1 5,891 6,765 6,744 6,762 6,765 6,788 6,862 Total 27,670 28,672 28,939 28,889 28,672 29,289 29,251

32

(1) Includes Powai office in India.

Disclaimer

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Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

The consolidated financial information in this document is unaudited.

Nomura Holdings, Inc.

www.nomura.com